June 1, 2015

VIA EDGAR FILING AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, DC 20549-4631

Attention: Mara L. Ransom, Assistant Director

Re:	Columbia Pipeline Group, Inc.

Registration Statement on Form 10

File No. 1-36838

Dear Ladies and Gentlemen,

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, Columbia Pipeline Group, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 1-36838) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on June 3, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert E. Smith, Vice President and Corporate Secretary at (219) 647-6244, with written confirmation sent to the address listed on the cover of the Registration Statement.

Very truly yours,

Columbia Pipeline Group, Inc.

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	President